Exhibit 99.35
FOR IMMEDIATE RELEASE — JUNE 4, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD.
(TSXV Symbol — PEF)
PETROFLOW ENERGY LTD. ANNOUNCES HUNTON EXTENSION PROGRAM
PETROFLOW is pleased to announce the initiation of its Extension Program (“Program”) in the Hunton Resource Play, expanding beyond its current Farmout Area of Mutual Interest (“AMI”) with ENTERRA ENERGY TRUST. At present, PETROFLOW is establishing four new project areas and expects to initiate drilling activity in one of these areas by fall of 2008. PETROFLOW has currently amassed a significant land position in the first project area where PETROFLOW will hold a non promoted 90% working interest and is proceeding with its land activities in the other project areas where PETROFLOW will hold a 70% non promoted working interest.
The Program is designed to establish at least 5 new Hunton project areas outside of the AMI, and support an ongoing program of three full time drilling rigs which would total six full-time drilling rigs, three in the existing AMI and three additional in the new areas. The three additional rigs will be added sequentially over a one year period in conjunction with the establishment of sites and infrastructure. The new Program leases will not be subject to the burdens currently under the Farmout with ENTERRA ENERGY TRUST, and PETROFLOW will control production as well as drilling operations. The Program is designed to drill and put into production an additional thirty wells per year in the second year of full operation.
“We are quite excited about this new program. Now that PETROFLOW has established itself as a major player in the Hunton Resource Play, we feel very confident to progress with this expansion. We have drilled 46 wells in this play with solid statistical results and think it is now time to double our efforts in this play. Although we have enjoyed working under the umbrella of the Farmout, we believe we are in a position to improve our economics on this play and provide our shareholders the full benefit of our knowledge and expertise.” quotes John Melton, President and CEO of Petroflow Energy Ltd.
About Petroflow Energy Ltd.:
Petroflow Energy Ltd. is an independent oil and natural gas company engaged in exploration, development and production of hydrocarbon reserves primarily in the midcontinent region. Additional information about Petroflow Energy can be found at the Company’s website: http://www.petroflowenergy.com.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
-or-
Petroflow Energy Ltd.
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.